© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.
The NASDAQ Stock Market
Investor Presentation
Third Quarter 2007
© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.
Filed by The Nasdaq Stock Market, Inc.
pursuant to Rule 425 under the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended.
Subject Company: OMX AB
(Commission File No. 132-02618)
Set forth below are excerpts from an updated Investor Presentation of The Nasdaq Stock Market,
Inc. (“Nasdaq”), which excerpts relate to the potential combination of Nasdaq and OMX AB:

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

Forward Looking Statement
Forward-looking statements in this Investor Presentation are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions. Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. These include, among others, statements relating to the timing and benefits of strategic initiatives.
Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (i) the issuer's operating results may be lower than expected; (ii) the issuer's ability to implement its strategic initiatives and any consequences from its pursuit of its corporate strategy; (iii) competition, economic, political and market conditions and fluctuations, including interest rate risk; (iv) government and industry regulation; (v) adverse changes that may occur in the securities markets generally; or (vi) any loss by the issuer of significant trading volume or listed companies.
Most of these factors are difficult to predict accurately and are generally beyond the issuer's control. You should consider the uncertainty and any risk resulting from such uncertainty in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of TODAY’S date. Readers should carefully review OUR PUBLIC FILINGS
WITH THE SEC, INCLUDING OUR MOST RECENT FORM 10-K AND FORM 10-Q, including, but not limited to, the SECTIONS ENTITLED “RISK
FACTORS,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” financial statements and the accompanying notes.  Except for our ongoing obligations to disclose material information under the federal securities laws, the issuer undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. For any forward-looking statements contained in any document, the issuer claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
Non-GAAP Information
In addition to disclosing results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), NASDAQ also discloses certain non-GAAP results of operations, including total expenses, operating income, net income and diluted earnings per share, that exclude certain charges that are described further in this presentation and in the reconciliation table of non-GAAP to GAAP information provided at the end of this presentation.  Management believes that this non-GAAP information provides investors with additional information to assess NASDAQ's operating performance by excluding these costs and assists investors in comparing our operating performance to prior periods.  Management uses this non-
GAAP information, along with GAAP information, in evaluating its historical operating performance.  The non-GAAP information is not prepared in accordance with GAAP and may not be comparable to non-GAAP information used by other companies.  The non-GAAP information should not be viewed as a substitute for, or superior to, other data prepared in accordance with GAAP.

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

Cautionary Note Regarding Forward-Looking Statements
Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and
NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the
Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending
December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the "SFSA") including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Notice to OMX shareholders
While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction.  In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada,
Japan or South Africa.  While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.
Additional Information About this Transaction
On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the preliminary proxy statement/prospectus
and the definitive proxy statement/prospectus when it becomes available, as well as other applicable documents regarding the proposed business combination transaction, because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC's website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing NASDAQ's website at
http://www.nasdaq.com and OMX's website at http://www.omxgroup.com.
NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about
NASDAQ's executive officers and directors in NASDAQ's definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement/ prospectus from NASDAQ by accessing NASDAQ's website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Additional Disclaimers

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

Leveraging Proven Strengths to Grow Profits
Opportunities
• Growth in Equity Trading
• Options Trading
• Portal Market
• Expanding Value-added Issuer
Services
• Global expansion and consolidations
• Technology Leadership
• Customer Focus
• Efficient Operator
• Proven Integrator
Strengths
combination

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

Leading global securities exchange
World leading technology provider
Global visibility for issuers
Competitive derivatives market offering
Enhanced strategic opportunities
Significant synergy potential
Leading U.S. exchange
#1 in U.S. IPOs and
transaction volume
Leading global brand
World’s most efficient
trading engine
Efficient Operator
Successful integrator
Industry Leading Innovators are Combining
Group
Home to leading
companies
World’s leading exchange
technology provider
3
rd
largest equity
derivatives exchange
Track record of successful
cross-border integration
The

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
2003 2004 2005 2006 2007
0
1
2
3
4
5
6
7
8
Derivatives,
no of contracts/day
Equity turnover,
$ bn/day (3)
OMX is a leading European exchange with strong
momentum
0
50
100
150
200
250
300
2004 2005 2006 2007
OMX equity and derivatives trading volume
(1)
OMX operating profit
(2)
(1) Source: OMX. Data for 2007 for January 1–June 30
(2) Source: Company data. IFRS financials only available from 2004 onwards.
Data for 2007 based on annualized 1H2007, includes a
non-recurring gain of SEK101mm related to sale of shares in Orc Software
(3) Based on SEK/$ exchange rate of 6.665 as of July 11, 2007

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

The Combination Creates an Exchange Company with
Multi-Asset, Multi-Service Capabilities Across the Globe
Cash Equities
Derivatives
Commodities
Derivatives
Commodities
OTC
Companies
Warrants,
ETF’s
Funds
Bonds
Corporate
Client
services
Dissemination
Equities
Derivatives
Market
Analytics
Market Data
Cash
Equities
Derivatives
Mutual
Funds
Commodities
License
Facility
Management
Network
Business
Process
Outsourcing
(BPO)
Trading Clearing Listing
Information
Services
Global
Technology

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

NASDAQ OMX will have Geographic and Product
Diversification
Asia/Australia
5%
US
55%
Nordic
26%
Rest of Europe
14%
Revenues by Region Revenues by Region Revenues by Product Segment Revenues by Product Segment
Cash trading
31%
Listings
21%
Market data
18%
Derivatives
6%
Technology
17%
Other
7%
Source: 2006 NASDASQ and OMX data.  Represents Pro-forma revenues
Note: OMX revenues converted at SEK/$ exchange rate of 6.665 as of July 11, 2007

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

NASDAQ OMX Will Create the World’s Premier Listing
Exchange
#1 in global listing (3,936 listings)
(1)
#2 in market capitalization of listed
companies ($5.5 trillion)
(1)
Diverse listings across all sectors
3,936
3,896
3,525
3,447
3,273
1,896
1,706
1,196
761
2,425
NASDAQ OMX
Group
TSX Group NYSE/Euronext BME London Tokyo SE Australian
Exchange
Korea
Exchange
Hong Kong
Exchanges
Deutsche
Boerse
Sources:
(1) World Federation of Exchanges. As of 06/30/2007
(2) NYSE Euronext June data from July 10, 2007 press release
Total Number of Listings of Major Exchanges
(1,2)
Health Care
16%
Telecom. & Info.
Technology
25%
Financials
24%
Industrials
13%
Energy & Utilities
3%
Consumer
16%
Materials
3%
Sectors

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

: A Highly Synergistic Combination
Shared Management
Vision
Relentless focus on continuous
innovation and growth
Shared Strategy of
Developing World Class
Technology as a
Competitive Strength
Shared Commitment to
Delivering Growth and
Creating Shareholder
Value
• YOY net income growth of 238% in
2Q ’07
• 11 consecutive quarters of net
revenue growth
• 4 year operating profit CAGR of
77%¹
• Focus on cost efficiency
¹ Excludes discontinued operations
•Industry leading execution speeds
•Multi-asset processing capability
•High capacity levels
•Highly efficient operations

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved. 11 Market Technology Partners and Customers in more than 50 countries

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

Approx. $150M in Net Revenue and Cost synergies
Cost
(1)
Synergies
$100M
Revenue
(1)
Synergies
$50M
Transaction Services
Operations & Technology
European sales of NASDAQ products
U.S. broker-dealers buy OMX data
New products including index data feeds
Increased velocity on OMX’s platform
Increased derivatives volume
Capitalizing on regulatory change
Dual listings
Access to U.S. private placement market via Portal
Higher share of growth in company listings
Cross-selling of Corporate Client Services
Integrate systems and platforms
Merging US operations
Leverage Genium platform
Consolidate real estate
Rationalization of overlapping functions and
services
Information Services
Issuer Services
Non-Technology
(1) One-off pre-tax costs to achieve synergies are expected to be $150M over 2 years

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

Proven Integration Capabilities
BRUT 2004
Carpenter Moore         2005
INET                              2005
Shareholder.com        2006
Prime Zone                  2006
Reykjavik                     2006
Computershare MT    2006
Copenhagen                2005
Vilnius                          2004
Tallinn                           2003
Riga 2003
Helsinki 2003
Directors Desk             2007